Mail Stop 0407

      							May 12, 2005

Via U.S. Mail and Fax
Mr. Edward A. Cespedes
President and Chief Financial Officer
theglobe.com
110 East Broward Boulevard
Suite 1400
Fort Lauderdale, FL  33301

	RE:	theglobe.com
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 0-25053

Dear Mr. Cespedes:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-7

(j) Revenue Recognition, page F-10

1. We note your disclosure that revenue derived from the purchase and tracking of direct response media is recognized on a net basis when the associated media is aired. Tell us how much revenue was recognized from these sales in 2004. You also disclose that the amount billed to clients greatly exceeds the amount of earned revenue. Please quantify the amount included in accounts receivable at December 31, 2004. Tell us how you record your liability for the pass-through charges and tell us how you have considered the billings for these amounts in your assessment of collectibility of the outstanding receivables.

2. We note your disclosure that in some cases you may record revenue from the production of direct response advertising programs when they are "available for immediate and unconditional delivery." Tell us why you believe this is appropriate, including whether customers are contractually obligated to take delivery and when they make final payments. Tell us what you consider delivery to be, i.e. if delivery refers to the actual broadcasting of the infomercial or simply the completion of the production in a form that the customer could broadcast elsewhere. Quantify for us the revenues recognized for programs that had not been delivered as of December 31, 2004. We may have further comment.

Note 6.  Property and Equipment, page F-19

3. We note your disclosure that certain amounts were recorded in
2004
related to the write-off of the VoIP telephony services division. Tell us why you believe the fixed assets on hand of December 31, 2004 are fully recoverable and how you considered the provisions of
SFAS
144.
*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Robert S. Littlepage, Accountant Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Edward Cespedes
theglobe.com
May 12, 2005
Page 3